UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 6, 2009

Commission File Number: 000-27811

CHARTERED SEMICONDUCTOR MANUFACTURING LTD. ———————————————————————————————————
(Translation of registrant’s name into English)

SINGAPORE ———————————————————————————————————
(Jurisdiction of incorporation or organization)

60 WOODLANDS INDUSTRIAL PARK D, STREET 2, SINGAPORE 738406
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Chartered Semiconductor Manufacturing Ltd. (the “Company”) is incorporating by reference the information and exhibit set forth in this Form 6-K into the
Company’s registration statements on Form F-3 (Registration No. 333-155774);
Form S-8 (Registration No. 333-89849); Form S-8 (Registration No. 333-63814);
Form S-8 (Registration No. 333-63816); Form S-8 (Registration No. 333-116844);
and Form S-8 (Registration No. 333-145081).

Other Events
On April 6, 2009 in Singapore, the Company issued an announcement notifying holders of its convertible redeemable preference shares of the definitive adjusted conversion price on account of its rights offering. A copy of the
Company’s announcement dated April 6, 2009 is attached hereto as Exhibit 99.1.

Exhibits
99.1 Announcement of the Company dated April 6, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD.

Date: April 6, 2009	By:	/s/ George Thomas
	Name:	George Thomas
	Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement of the Company dated April 6, 2009